SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9076

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS, INC.

520 Lake Cook Road

Deerfield, Illinois 60015

Table of Contents

Future Brands LLC Retirement Savings Plan

December 31, 2006 and 2005

Note:	Other supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the Future Brands LLC Retirement Savings Plan.

Report of Independent Registered Public Accounting Firm

To the Administrator of the Future Brands

LLC Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Future Brands LLC Retirement Savings Plan (the “Plan”), as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2006 financial statements taken as a whole. The supplemental schedules of assets held (at end of year) and schedule of non-exempt transactions for delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic 2006 financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 22, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Future Brands LLC Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Future Brands LLC Retirement Savings Plan (the “Plan”) at December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

June 28, 2006

Future Brands LLC Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

(dollars in thousands)

	2006	2005
Assets
Plan’s interest in Fortune Brands, Inc. Savings Plans Master Trust net assets	$38,952	$34,568
Participant loans	372	410
Receivables
Company contributions	2,374	1,789
Participant contributions	200	40

Total receivables	2,574	1,829

NET ASSETS AVAILABLE FOR BENEFITS	$41,898	$36,807

The accompanying notes are an integral part of the financial statements.

Future Brands LLC Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

(dollars in thousands)

	2006	2005
Additions
Allocated share of Fortune Brands, Inc. Savings Plans Master Trust investment income	$4,182	$2,587
Interest on participant loans	16	20
Company contributions	2,374	1,788
Participant contributions	3,132	1,760
Transfers to the Plan (note E)	2	240

Total additions	9,706	6,395
Deductions
Benefits paid to participants	3,836	2,271
Transfers from the Plan (note E)	779	315

Total deductions	4,615	2,586

NET INCREASE	5,091	3,809
Net assets available for benefits
Beginning of year	36,807	32,998

End of year	$41,898	$36,807

The accompanying notes are an integral part of the financial statements.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note A - Description of Plan

General

The Future Brands LLC Retirement Savings Plan (the “Plan”), established effective April 1, 2001 for employees of Future Brands LLC (“Future” or the “Company”), is designed to encourage and facilitate systematic savings and investment by eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which is available from the Plan administrator at 510 Lake Cook Road, Deerfield, Illinois 60015-4964.

The financial statements present the net assets available for plan benefits as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years ended December 31, 2006 and 2005. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plans Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Hourly Employee Retirement Savings Plan and the Fortune Brands Retirement Savings Plan. The Master Trust investments are administered by The Fidelity Management Trust Company (the “Trustee”).

Contributions

The Plan is a defined contribution plan. Contributions are held by the Trustee and accumulated in separate participant accounts. Participants may generally make tax deferred contributions under Section 401(k) of the Internal Revenue Code (the “Code”) of up to 50% of eligible compensation, subject to lower limits for highly compensated employees of Future. Participants’ annual tax deferred contributions are limited by the Code to $15,000 and $14,000 in 2006 and 2005, respectively. In addition, during the year in which a participant attains age 50 and in subsequent years, the participant may elect an additional unmatched, pretax catch up contribution which is limited by the Code to $5,000 in 2006 and $4,000 in 2005. Along with catch up contributions, the maximum amount a person can contribute to the Plan is 75% of eligible compensation.

Profit-sharing contributions are made by Future and allocated to its participants in proportion to eligible compensation. Future makes a determination each year as to the amount of its profit-sharing contribution. Future made profit sharing contributions totaling $2,374,000 and $1,788,000 for the 2006 and 2005 plan years, respectively. Profit-sharing contributions are subject to certain Plan and statutory limitations.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements - Continued

December 31, 2006 and 2005

Note A - Description of Plan - Continued

Contributions - Continued

Participants may direct the investment of their tax deferred contributions, rollover contributions, profit-sharing contributions, if any, and their Plan account balances in the available investment funds.

Participant account balances are maintained to reflect each participant’s beneficial interest in the Plan’s funds. Participant account balances are increased by participant and Future contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participants are immediately vested in their own contributions plus earnings on those contributions. Vesting in the Company’s annual profit-sharing contribution plus actual earnings thereon is based on the earliest to occur of the following: (1) retirement; (2) termination of employment without fault; (3) death; (4) disability; (5) attainment of age 65; or (6) years of service as follows:

Number of full years of service	Vesting percentage
Less than 3	0%
3 but less than 4	20
4 but less than 5	40
5 but less than 6	60
6 but less than 7	80
7 or more	100

Forfeitures

Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant’s previously forfeited amount will be reinstated to the participant’s account. The forfeiture balance at December 31, 2006 and 2005 was approximately $44,000 and $25,000, respectively. There were no forfeitures utilized during the year ended December 31, 2006 to reduce Company contributions.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements - Continued

December 31, 2006 and 2005

Note A - Description of Plan - Continued

Loans

A participant may apply for a loan of at least $1,000 from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts) in an amount which does not exceed one-half of the participant’s vested balance, provided that the loan also may not exceed $50,000. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any one time.

A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate on the last day of the previous quarter at the time the loan is made, as quoted in the Wall Street Journal. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments.

Distributions and Withdrawals

Benefits are payable from a participant’s account under the Plan provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or after attainment of age 59-1/2.

Distributions and withdrawals to which a participant is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such participant’s account. Distributions and withdrawals are recorded when paid.

Note B - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements - Continued

December 31, 2006 and 2005

Note B - Summary of Significant Accounting Policies - Continued

Use of Estimates - Continued

statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held in the Master Trust at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend basis. Interest income is recorded on the accrual basis.

Operating Expenses

Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust and recordkeeper expenses. Other expenses, including audit fees, are paid directly by Future Brands LLC.

Reclassifications

Certain amounts were reclassified in the prior year financial statements to conform to current year presentation.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements - Continued

December 31, 2006 and 2005

Note C - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants as stated in the financial statements to Form 5500 at December 31 (in thousands):

2005
Benefits paid to participants as stated in the accompanying financial statements	$2,271
Add amounts allocated to withdrawing participants as of current year end	—
Less amounts allocated to withdrawing participants as of prior year end	255

Benefits paid to participants as stated in Form 5500	$2,016

Note D - Plan Amendments

The Plan was amended effective July 1, 2006 to remove the Gallaher Fund and ACCO Stock Fund from the investment options offered under the Plan.

The Plan was amended effective March 1, 2006 to add transitional provisions for certain employees of the Company who were previously employed by Absolut Spirits Company, Inc. or its subsidiary, Cruzan International, Inc.

The Plan was amended effective January 1, 2006 to comply with final regulations under Section 401(k) of the Internal Revenue Code, to clarify provisions related to administrative claims, and to add transitional provisions for certain employees of the Company who were previously employed by Allied Domecq Spirits USA.

The Plan was amended as of August 16, 2005 to provide a new investment fund consisting primarily of ACCO common stock.

The Plan was amended effective May 1, 2005 to lower the maximum percent of contributions from 17% to 16% that highly compensated people may contribute to the Plan.

The Plan was amended effective March 28, 2005 to change the automatic lump sum cashout of small benefits to amounts less than $1,000.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements - Continued

December 31, 2006 and 2005

Note E - Transfers to and from the Plan

Transfers relate to transactions in the ordinary course of business between the Plan, the Fortune Brands Retirement Savings Plan, and the Fortune Brands Hourly Employee Retirement Savings Plan and occur due to participant employment transfers between companies. Transfers to other Plans were $778,624 and transfers to the Plan were $1,627 as of year end December 31, 2006.

Any resulting net transfer of assets occurred between the Fortune Brands Retirement Savings Plan and the Fortune Brands Hourly Employee Retirement Savings Plan as of year end December 31, 2005.

Note F - Investment in Master Trust

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a beneficial interest of approximately 4.54% and 4.60% in the Master Trust’s net assets at December 31, 2006 and 2005, respectively.

Master Trust assets at December 31, 2006 and 2005, are as follows (in thousands):

	2006	2005
Interest and dividends receivable	$73	$235
Common stock - corporate
Fortune Brands, Inc. common stock	76,211	74,226
Other common stock	—	12,752
Registered investment companies	733,383	622,777
Interest bearing cash	48,830	41,135
Non-interest bearing cash	105	—

Total assets	858,602	751,125

Administrative expenses payable	(1,077)	(105)

Total net assets of the Mater Trust available for benefits	$857,525	$751,020

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements - Continued

December 31, 2006 and 2005

Note F - Investment in Master Trust - Continued

The net appreciation in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2006 and 2005, is as follows (in thousands):

	2006	2005
Net appreciation in fair value
Common stock - corporate
Fortune Brands, Inc. common stock	$6,887	$5,548
Other common stock	(267)	1,863
Registered investment companies	79,511	43,026

Net appreciation in fair value of investments of the Master Trust	86,131	50,437
Interest income	2,067	1,367
Dividend income	1,424	1,785
Administrative expenses	(147)	(126)

Total Master Trust Investment Income	$89,475	$53,463

Note G - Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements - Continued

December 31, 2006 and 2005

Note H - Tax Status

The Internal Revenue Service (“IRS”) issued a determination letter dated October 24, 2001 to Future stating that the Plan meets the requirements of Section 401(a) of the Code and that the Trust is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and operated in compliance in all material respects with the applicable requirements of the Code.

Note I - Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is an affiliated company of Fidelity Management Trust Company, the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also holds shares of Fortune Brands Common Stock in a unitized fund which is made up primarily of stock plus a percentage of short term investments.

Fees paid by the Plan for the investment management and recordkeeping services amounted to $1,000 and $2,000 for the years ended December 31, 2006 and 2005.

Note J - Plan Termination

Although it has not expressed any intent to do so, Future has the right under the Plan to discontinue contributions at any time and has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the employer contribution portion of their accounts.

Note K - Subsequent Event

Effective March 2, 2007, the Fidelity Equity-Income Fund was replaced by the Vanguard Windsor II Fund, Fidelity Growth & Income Portfolio was replaced by Vanguard Institutional Index Fund and the Fidelity Blue Chip Growth Fund was replaced by the T. Rowe Price Growth Stock Fund. All existing balances and future contributions in these investment options were automatically transferred to the new investment option unless a participant elected otherwise.

SUPPLEMENTAL SCHEDULES

Future Brands LLC Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

(dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current value
*	Loans to participants	Interest rates ranging from 4% to 9.5%	$372

			$372

*	Indicates a party-in-interest to the Plan.

Future Brands LLC Retirement Savings Plan

Schedule H, Line 4a - Schedule of Non-Exempt Transactions for Delinquent Participant Contributions

Year Ended December 31, 2006

(dollars in thousands)

(a) Identity of party involved	(b) Relationship of Plan employer or other party-in-interest	(c) Description of transaction including rate of interest,	(d) Amount on Line 4(a)	(e) Lost interest
Fortune Brands, Inc.	Plan Sponsor	Various employee salary deferrals, matching contributions, and loan repayments not deposited to Plan in a timely manner (November- December)	$ 201	$ 2

It was noted that there were unintentional delays by the Plan sponsor in submitting certain employee salary deferrals in the amount of $201 to the trustee during 2006. In 2007, the Plan sponsor reimbursed the affected participants for lost income in the amount of $2. The Plan is in the process of preparing a filing under the Voluntary Fiduciary Correction Program with the Department of Labor to cover correction of this transaction.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

By:	/s/ Mark Hausberg
Mark Hausberg, Treasurer
Future Brands LLC

June 27, 2007

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.

23.2	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.